Exhibit 10.5

Description of Bonus Terms under the Covered Employee Cash Incentive Plan

The 2004 Moody’s Corporation Covered Employee Cash Incentive Plan (the “Plan”) provides for annual performance-based bonuses to the Chief Executive Officer and each of the other named executive officers.

In the first quarter of each year, the Governance and Compensation Committee (the “Committee”) establishes specific quantitative performance measures for a target level of performance, and assigns different percentage weights to each such performance measure. The Committee also approves a target bonus amount for each executive. Actual performance under the Plan is measured against the target performance level in order to determine the actual payment.

The Committee typically has measured an executive’s performance based upon the Company’s earnings per share and operating income. However, a percentage of the bonus awards of certain executives also may be tied to the financial performance of the Company’s subsidiaries or business units.

Under the Plan, award payments are adjusted linearly based on actual performance (determined on weighted average results of the performance measures) relative to the target level of performance. Accordingly, payment of 100% of an executive’s target bonus is awarded upon attainment of the target level of performance, with a percentage increase or decrease in that target bonus consistent with the percentage increase or decrease relative to the target level of performance.

In determining actual payments under the Plan, the Committee may reduce, but not increase, an executive’s bonus award based on such objective or subjective criteria as it determines appropriate, notwithstanding that executive’s attainment of the pre-established, objective performance goals.

The Plan was approved by the Company’s stockholders on April 27, 2004, and amounts payable thereunder are intended to qualify as “performance-based” compensation under Section 162(m) of the Internal Revenue Code.